Exhibit 99.2

**Impact of Money Market Fund Support on Results**
**December 31, 2008 Quarter to Date & Cumulative to Date, as of December 11, 2008**
**Estimated and Unaudited**

| ($ in thousands) | Initial Transaction Dates | Par Value of Securities | Support Amount (14) | Cash Collateral | Quarter to Date as of 12/11/08 | | Cumulative as of 12/11/08 | |
|---|---|---|---|---|---|---|---|---|
| | | | | | Gross Charge (15) | After Tax Charge (16) | Gross Charge (15) | After Tax Charge (16) |
| Capital Support Agreement (1)(2) | Nov. 2007 | $ – | $ – | $ – | $ (4,258) | $ (2,506) | $ – | $ – |
| Letter of Credit/Capital Support Agreement (3) | Mar. 2008/ Dec. 2008 | 432,197 | 285,000 | 135,000 | 69,544 | 42,206 | 220,492 | 119,949 |
| Capital Support Agreements (3)(4)(5) | Mar. 2008 | 342,524 | 275,000 | 275,000 | 35,826 | 21,554 | 231,601 | 139,436 |
| Capital Support Agreements (5)(6) | Jun. 2008 | 172,285 | 125,000 | 125,000 | 19,191 | 11,568 | 105,035 | 64,139 |
| Capital Support Agreement (5)(7) | Sept. 2008 | 75,000 | 30,000 | 30,000 | 11,128 | 6,607 | 21,360 | 12,630 |
| Capital Support Agreements (8) | Sept. 2008 | n/m | 27,500 | 27,500 | 2,546 | 1,451 | 16,275 | 9,533 |
| Capital Support Agreements (1) | Oct. 2008 | n/m | 7,000 | 7,000 | – | – | – | – |
| Totals for securities currently held by funds | | 1,022,006 | 749,500 | 599,500 | 133,977 | 80,880 | 594,763 | 345,687 |
| Purchased Canadian Conduit Securities (9) | Dec. 2007 | 80,405 | 80,405 | - | 91 | 53 | 38,042 | 16,565 |
| Total Return Swap (1)(10) | Dec. 2007 | 354,934 | 354,934 | 209,411 | 32,230 | 20,526 | 70,162 | 36,443 |
| Purchased Non-bank Sponsored SIV (11)(12) | Jun. 2008 | 57,916 | 57,916 | - | 6,513 | 3,914 | 27,989 | 12,386 |
| Purchased Non-bank Sponsored SIV (5)(11)(13) | Sept. 2008 | 226,897 | 209,353 | - | 26,045 | 15,641 | 113,810 | 50,949 |
| Sale of Non-bank Sponsored SIV (5)(11) | Dec. 2008 | - | - | - | 840,880 | 511,453 | 1,394,769 | 830,717 |
| Totals for securities purchased from funds | | 720,152 | 702,608 | 209,411 | 905,759 | 551,587 | 1,644,772 | 947,060 |
| Total | | $1,742,158 | $1,452,108 | $808,911 | $1,039,736 | $632,467 | $2,239,535 | $1,292,747 |

n/m - not meaningful

(1) Pertains to Citi Institutional Liquidity Fund P.L.C. (USD Fund)

(2) Securities matured and were paid in full at par value of $200 million

(3) Pertains to Citi Institutional Liquid Reserves Portfolio, a Series of Master Portfolio Trust

(4) Support amount was increased by $350 million in September 2008 and $175 million in December 2008

(5) Securities previously supported under capital support arrangements were purchased from the Citi Institutional Liquid Reserves Portfolio, Western Asset Money Market Fund, and Legg Mason Global Funds P.L.C. at an aggregate par value of $1.36 billion; these securities and securities purchased from the Citi Institutional Liquidity Fund P.L.C. (USD Fund) in September 2008 with an aggregate par value of $291 million were sold.  The loss on sale includes transaction costs and costs associated with purchasing the securities from the funds, including accrued interest

(6) Pertains to Western Asset Money Market Fund, Western Asset Institutional Fund, and Legg Mason Global Funds P.L.C.; support amount was increased by $100 million in December 2008

(7) Pertains to Western Asset Institutional Fund; support amount was increased by $10 million in December 2008

(8) Pertains to Citi Institutional Liquidity Fund (Euro Fund), Citi Institutional Liquidity Fund (Sterling Fund), Western Asset Institutional Fund; support amount was increased by $7.5 million in October 2008

(9) Securities purchased from Legg Mason Western Asset Canadian Money Market Fund

(10) Securities with an aggregate par value of $250 million and $190 million matured and were paid in full in September and November 2008, respectively; payment of principal of $95 million was received in October 2008; extended to November 2009

(11) SIV refers to securities issued by structured investment vehicles and other similar conduits

(12) Securities purchased from Prime Cash Reserves Portfolio previously supported under the November 2007 letters of credit

(13) Securities purchased from Citi Institutional Liquidity Fund P.L.C. (USD Fund) previously supported under the November 2007 and September 2008 letters of credit

(14) Support amount for securities purchased reflects amount paid to fund less subsequent receipts of principal

(15) Includes mark-to-market losses and net financing costs, if applicable, through December 1, 2008

(16) Includes related adjustments to operating expenses, where applicable, and income tax benefits